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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*


                              Sabratek Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  78571 U 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Charles K. Stewart
                     401 South LaSalle Street, Suite 1502,
                               Chicago, IL 60605
                                 (312) 786-9907
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 29, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES

                                SCHEDULE 13D

CUSIP NO. 78571 U 10 8                                        PAGE 2 OF 5 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles K. Stewart   S.S.N.: ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     The United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                       677,019
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                       0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       677,019
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     677,019
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.86%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 3 OF 5 PAGES



Item 1.           Security and Issuer.

         This Amendment to Schedule 13-D, dated July 8, 1999, filed by Charles
K. Stewart, relates to the common stock, par value of $.01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" of "Sabratek"). The principal executive offices of the Issuer are located at 8111 North St. Louis Avenue, Skokie, Illinois 60076. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.  Identity and Background.

         This statement is being filed by Charles K. Stewart. His business address is 401 South LaSalle Street, Suite 1502, Chicago, Illinois 60605.

         During the last five years, Mr. Stewart has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Stewart was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Stewart acquired 255,617 shares of Sabratek Common Stock with his personal funds. Charles K. Stewart Money Purchase Plan acquired 215,732 shares with its own funds and Stewart Family Children's Trust acquired 180,000 shares with its own trust funds.

Item 4.  Purpose of Transaction.

NONE

Item 5.  Interest in Securities of the Issuer.

         As of July 8, 1999, Mr. Stewart is deemed to beneficially own 677,019 shares of Sabratek Common Stock (approximately 6.86 % of the Sabratek Common Stock outstanding), which includes 215,732 shares held of record by Charles K. Stewart Money Purchase Plan, 180,000 shares held of record by Stewart Family Children's Trust ("Trust"). The percentage of Sabratek Common Stock outstanding is calculated based upon the information contained in the Issuer's Form 10-Q for the quarter ended March 31, 1999 as filed pursuant to the Securities Exchange Act of 1934, as amended.

         Set forth below is the information with respect to purchases of Sabratek Common Stock by Mr. Stewart on the Nasdaq National market, which purchases constitute the only transactions in the Sabratek Common Stock by any of the Reporting Persons during the last 60 days.

                                                               PAGE 4 OF 5 PAGES


Date                       Number of Shares                   Price Per Share           Purchased By
----                       ----------------                   ---------------           ------------

5/20/99                     40,000                            20 - 7/16                 Trust
5/21/99                     10,000                            19 - 13/16                Trust
5/21/99                      2,500                            19 - 1/4                  Trust
5/21/99                      2,500                            19 - 3/8                  Trust
5/21/99                      5,000                            19 - 7/16                 Trust
5/25/99                     30,000                            18 - 1/2                  Trust
5/26/99                      5,000                            20 - 3/4                  Mr. Stewart
5/26/99                      2,000                            20 - 5/8                  Mr. Stewart
5/26/99                      3,000                            20 - 1/2                  Mr. Stewart
5/26/99                      2,000                            20 - 1/8                  Mr. Stewart
5/26/99                     10,000                            20 - 1/4                  Mr. Stewart
5/26/99                      8,000                            20 - 1/2                  Mr. Stewart
5/28/99                      3,100                            24                        Mr. Stewart
5/28/99                      5,500                            24 - 1/2                  Mr. Stewart
5/28/99                      1,400                            24 - 3/8                  Mr. Stewart
5/28/99                     10,000                            24 - 7/16                 Mr. Stewart
6/1/99                      10,000                            23 - 3/4                  Mr. Stewart
6/2/99                      20,000                            24 - 15/16                Trust
6/4/99                      20,000                            28 - 5/8                  Trust
6/9/99                      10,000                            26 - 3/8                  Trust
6/15/99                     10,000                            20 - 11/16                Trust
6/16/99                     10,000                            20 - 3/4                  Trust
6/17/99                     10,000                            22 - 13/16                Trust
6/29/99                     10,000                            21 - 5/8                  Mr. Stewart
6/29/99                      6,000                            22 - 1/2                  Mr. Stewart
6/29/99                      4,000                            22 - 7/16                 Mr. Stewart
6/29/99                      5,000                            22 - 3/8                  Mr. Stewart
6/29/99                     10,000                            22 - 5/8                  Trust
7/1/99                       5,670                            (1)                       Mr. Stewart
7/6/99                      10,000                            24                        Mr. Stewart
7/6/99                      10,000                            24 - 7/16                 Mr. Stewart

(1) Mr. Stewart acquired 5,670 shares of Sabratek Common Stock in connection with Sabratek's acquisition of Unitron Medical Communications, Inc. on July 1, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

        NONE

                                                               PAGE 5 OF 5 PAGES

Item 7. Material to be Filed as Exhibits.

        NONE





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 8, 1999

                                            By:   /s/ Charles K. Stewart
                                                 -------------------------------
                                            Name: Charles K. Stewart